PROSPECTUS



                                                   Pursuant to Rule 424(b)(3)
                                                    Registration No. 333-8533


                        4,560,217 Shares of Common Stock,
                            Par Value $.01 Per Share



                              ARMOR HOLDINGS, INC.



      This prospectus (the "Prospectus") relates to the offer and sale of a total of 4,560,217 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of Armor Holdings, Inc., a Delaware corporation (the "Company"), of which: (i) 2,300,000 shares are issuable upon conversion of the Company's 5% Convertible Subordinated Notes due April 30, 2001 (the "Notes");
(ii) 1,980,217 shares are owned by Kanders Florida Holdings, Inc. ("KFH"); and
(iii) an aggregate of 280,000 shares are owned by certain other stockholders. The shares owned by KFH are deemed to be beneficially owned by Warren B. Kanders, because Mr. Kanders is the sole director and sole stockholder of KFH.


      Each Note entitles the registered holder thereof to convert the unpaid principal balance of the Note into shares of Common Stock at a conversion price of $5.00 per share at any time prior to April 30, 2001. The conversion price is subject to adjustment under certain circumstances. The Company may redeem the Notes at par at any time two years after issuance, or at any time after their issuance if the closing price of the Common Stock is equal to or exceeds $7.50 per share for ten consecutive trading days and the shares of Common Stock underlying the Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"). In the event the Company elects to redeem the Notes, the holders of the Notes will have the option to convert the Notes into shares of the Company's Common Stock at a conversion price of $5.00 per share prior to such redemption, subject to adjustment as set forth in that certain Convertible Subordinated Note Purchase Agreement dated April 30, 1996, by and among the Company and each Note holder (the "Convertible Subordinated Note Purchase Agreement").


      The Shares may be offered or sold by the holders of the Notes and the other parties listed as selling stockholders under the caption "Selling Stockholders" appearing hereinafter (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of the Shares. See "Selling Stockholders."




      The Selling Stockholders may be deemed to be "underwriters" as that term is defined in the Securities Act. The Selling Stockholders may offer their respective Shares for sale from time to time, and, if and when offers and/or sales are made, such offers and/or sales may be made through customary brokerage channels either through broker-dealers acting as agents or brokers for the Selling Stockholders, or through broker-dealers acting as principals who may then resell the Shares on the American Stock Exchange or on such other market as the shares of the Company's Common Stock may then be trading. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation as to any particular broker-dealer may be in excess of customary commissions). Sales may be at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, or by a combination of such methods. The period of distribution of the Shares may occur over an extended period of time. The Company has no interest in, and will receive no proceeds from, any sales of the Shares. The Company will not pay or assume brokerage commissions or discounts incurred in the sale of any of the Shares. See "Selling Stockholders."




      The Common Stock is traded on the American Stock Exchange under the symbol "ABE". On October 28, 1996, the closing price of the Common Stock on the American Stock Exchange was $6.94.



      This offering involves a high degree of risk. For a discussion of certain factors to be considered in evaluating an investment in the Shares, see "Risk Factors," which begins on Page 5.


      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this Prospectus is October 31, 1996.

                              AVAILABLE INFORMATION


      This Prospectus is part of a Registration Statement on Form S-3, which has been filed with the Securities and Exchange Commission (the "SEC"). This Prospectus, which constitutes an integral part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and the documents incorporated by reference therein. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document are not necessarily complete and, in each instance, reference is made to the copy of such contract, agreement or document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.


      The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial statements and other matters. Such periodic reports, proxy statements and other information filed with the SEC are available for inspection and copying at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. Such periodic reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at the SEC's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, 1376 Peachtree Street, N.E., Suite 788, Atlanta, Georgia 30367 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates.


      The Company's Common Stock is traded on the American Stock Exchange under the symbol "ABE." Periodic reports, proxy statements and other information filed with the SEC can also be inspected at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Company hereby incorporates into this Prospectus by reference the following documents and the exhibits thereto previously filed with the SEC pursuant to the Exchange Act:

      1. Annual Report on Form 10-KSB (as amended on Form 10-KSB/A-1 on April 29, 1996) for the fiscal year ended December 31, 1995;

      2.    Current Report on Form 8-K, dated February 1, 1996;


      3.    Current Report on Form 8-K, dated May 14, 1996;

      4. Registration Statement on Form 8-A, filed on March 13, 1996, pursuant to which the Company's Common Stock was registered under the Exchange Act;


      5. Definitive Proxy Statement dated July 1, 1996, relating to the Annual Meeting of Stockholders held on July 16, 1996;


      6. Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1996.


      7.    Current Report on Form 8-K, dated July 30, 1996;


      8. Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 1996;


      9.    Current Report on Form 8-K dated September 3, 1996;



     10.    Current Report on Form 8-K, dated October 9, 1996;




     11.    Amendment to Current Report on Form 8-K/A-1, dated
    October 23, 1996;



     12. Quarterly Report on Form 10-QSB for the quarterly period ended September 28, 1996; and



     13. Amendment to Quarterly Report on Form 10-QSB/A-1 for the quarterly period ended September 28, 1996.


      In addition, all reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such reports and documents.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified, or superseded, to constitute a part of this Prospectus.

      The Company will provide, without charge, to each person who receives a Prospectus, upon the written request of such person, a copy of any of the aforementioned documents, and all exhibits and amendments thereto, including the financial statements and schedules, as filed with the SEC. Written requests for such copies should be directed to the Company's Corporate Secretary at c/o Armor Holdings, Inc., 191 Nassau Place Road, Yulee, Florida 32097, (904) 261-4035.

                                TABLE OF CONTENTS

AVAILABLE INFORMATION..................................................... iii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE........................... iii

PROSPECTUS SUMMARY.......................................................... 1


RISK FACTORS................................................................ 5



USE OF PROCEEDS............................................................ 12



SELLING STOCKHOLDERS....................................................... 12



NIK ACQUISITION............................................................ 17


DTCoA ACQUISITION.......................................................... 18


UNAUDITED PROFORMA FINANCIAL STATEMENTS.................................. PF-1



BUSINESS................................................................... 22


PROPERTIES................................................................. 33


PLAN OF DISTRIBUTION....................................................... 34



LEGAL MATTERS.............................................................. 35



EXPERTS.................................................................... 35



ADDITIONAL INFORMATION..................................................... 36

                              PROSPECTUS SUMMARY


      The following summary is qualified in its entirety by reference to the more detailed information, including the Company's financial statements (including the notes thereto), appearing elsewhere in this Prospectus. Terms used but not defined in this Prospectus Summary have the meanings ascribed to them elsewhere in this Prospectus. Cross references in this Prospectus are to the captions of sections of this Prospectus.


                                   The Company


      The Company's predecessor was incorporated in January 1969, under the laws of the State of New York under the name American Body Armor & Equipment, Inc. (the "New York Corporation"). In February 1983, the New York Corporation moved its operation to Florida. Effective January 1, 1984, the New York Corporation was merged with and into Armour of Fernandina Beach, Inc. ("Armour"), a Florida corporation incorporated in October 1980, which prior to such merger (the "Armour Merger") had been a separate but affiliated entity of the New York Corporation. Pursuant to the Armour Merger, Armour remained as the surviving entity and subsequently changed its name to American Body Armor & Equipment, Inc. ("ABA"). On August 21, 1996 (the "Effective Time"), in order to effect a change in domicile from Florida to Delaware (the "Reincorporation"), ABA was merged with and into Armor Holdings, Inc., a Delaware corporation. Prior to the Effective Time, Armor Holdings, Inc. had been a wholly-owned subsidiary corporation of ABA organized for the purpose of effecting the Reincorporation. At the Effective Time, Armor Holdings, Inc. (the "Company") became the surviving entity of the merger pursuant to which the Reincorporation was completed. The merged entity is governed by the Delaware General Corporation Law ("DGCL") and the certificate of incorporation (the "Charter") and bylaws of the Company.



      Since its founding, the Company has been engaged in the development, manufacture and distribution of bullet and projectile resistant garments, including bullet resistant and sharp instrument penetration resistant vests, bullet resistant blankets, bomb disposal suits and helmets, bomb protection and disposal equipment and load bearing vests. In addition to these products, the Company develops, manufactures and distributes other ballistic protection and security equipment, including explosive ordnance device ("EOD") handling and detection equipment, EOD suppression and disposal equipment, helmets, face masks, shields, hard armor ballistic plates, customized armor for vehicles and other custom armored products. The Company's products are used by, among others, police and other law enforcement and security personnel as well as the military. The Company's products are sold through a nationwide independent sales representative and distributor network primarily to international and domestic law enforcement agencies, the United States military, various federal government agencies, federal and state correctional facilities, highway patrols and sheriffs' departments.

      The Company manufactures two basic types of body armor: (i) concealable armor, which is generally intended to be worn beneath the user's clothing; and
(ii) tactical armor, which is worn externally and is designed to protect more coverage area and defeat higher level ballistic threats incorporating ballistic hard armor plates.



      The Company manufactures and distributes a wide range of products, including explosive ordnance disposal and handling equipment, bomb disposal suits, bomb protection blankets and letter bomb suppression pouches; knife resistant vests designed primarily for use by personnel in correctional facilities and other law enforcement employees who are exposed to threats from sharp instruments; and a variety of hard armor and ballistic shields, as well as upgrade armor plates. The Company manufactures a variety of specialty products, including non-ballistic load bearing vests, armored press vests, executive vests, raincoats and fireman turnout coats. The Company also manufactures specialty armor applications for vehicles and aircraft, as well as armor for stationary protection. In addition, the Company has the exclusive rights in the United States to distribute Gallet(R) helmets, and the non-exclusive rights to distribute Scanna(R) letter bomb and Madis(R) car bomb detectors.



      The Company's business strategy is twofold: (i) to increase its channels of distribution through internal growth and strategic acquisitions; and (ii) to increase channel utilization by expanding the number of products and services offered. The Company believes that internal growth and strategic acquisitions will enable the Company to leverage its existing infrastructure and operations to achieve improved operating margins.



      As part of its acquisition strategy, on July 15, 1996, and September 30, 1996, respectively, the Company purchased certain assets of the NIK Public Safety Product Line ("NIK Public Safety") from Ivers-Lee Corporation ("Ivers-Lee") and substantially all of the assets of Defense Technology Corporation of America, a Wyoming corporation ("DTCoA").



      NIK Public Safety is the leading manufacturer and distributor of portable narcotic identification kits used for the identification of narcotic substances by law enforcement agencies. In addition, NIK Public Safety distributes the Flex-Cuf restraint, a patented disposable restraint manufactured by Thomas & Betts, as well as specimen collection kits, evidence collection kits and tamper guard evidence tape.




      DTCoA is a leading manufacturer and distributor of less-than-lethal and anti-riot products including pepper sprays, distraction devices, flameless expulsion grenades, specialty impact munitions and dry powdered oleoresin capsicum to law enforcement agencies and military and correctional services in the United States and abroad. DTCoA, which is based in Casper, Wyoming, also distributes other similar products including gas masks, riot helmets and gun holsters. See "Risk Factors-Rapid Growth Through Acquisitions," "NIK Acquisition," and "DTCoA Acquisition."


      The Company maintains its executive offices at 191 Nassau Place Road, Yulee, Florida 32097. Its telephone number is (904) 261-4035.

                                  The Offering


      This Prospectus relates to the offer and sale of a total of 4,560,217 shares (the "Shares") of common stock, $.01 par value (the "Common Stock") of the Company, of which: (i) 2,300,000 shares are issuable upon conversion of the Company's 5% Convertible Subordinated Notes due April 30, 2001 (the "Notes");
(ii) 1,980,217 shares are owned by KFH; and (iii) an aggregate of 280,000 shares are owned by certain other stockholders (collectively the "Selling Stockholders").



      Each Note entitles the registered holder thereof to convert the unpaid principal balance of the Note into shares of Common Stock at an exercise price of $5.00 per share at any time prior to April 30, 2001. The Note exercise price is subject to adjustment under certain circumstances, as more fully described therein. The Notes are subject to full or partial redemption by the Company on a pro rata basis on 15 days' prior written notice at any time prior to the maturity of the Notes and after April 30, 1998 or, at any time whether prior to or after April 30, 1998, if the closing price of the Common Stock on the American Stock Exchange for ten consecutive trading days is in excess of $7.50 per share and the shares of Common Stock underlying the Notes have been registered under the Securities Act. In the event of a redemption the holders of the Notes shall be entitled to require the Company to convert the portion of the Note being redeemed into registered shares of the Company's Common Stock. The Shares offered may be offered or sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares. See "Selling Stockholders."



      There are, as of October 28, 1996, 7,827,129 shares of Common Stock outstanding (not including the 2,300,000 Shares issuable upon conversion of the Notes), and options to purchase an additional 1,367,033 shares. In addition, 39,886 shares of Common Stock are reserved for issuance upon conversion of the

Company's 3% Convertible, $1.00 stated value Preferred Stock (the "Old Preferred Stock") by holders who have not yet submitted their shares of Old Preferred Stock for conversion. The Shares offered hereby constitute approximately 37.5% of all shares of the Company's outstanding Common Stock (without giving effect to the exercise of outstanding options and the conversion of the Old Preferred Stock). The sale of Shares by the Selling Stockholders, if and when made, may be made through customary brokerage channels either through broker-dealers acting as agents or brokers for the Selling Stockholders, or through broker-dealers acting as principals who may then resell the Shares on the American Stock Exchange or such other market as the Shares may then be trading on, or otherwise. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to any particular broker-dealer may be in excess of customary commissions). Sales may be at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, or by a combination of such methods. The period of distribution of the Shares may occur over an extended period of time. The Company has no interest in, and will receive no proceeds from, any sales of the Shares. The Company will not pay or assume brokerage commissions or discounts incurred in the sale of any of the Shares. See "Selling Stockholders."


                                  Risk Factors

      The securities offered hereby involve a high degree of risk. The information presented under the caption "Risk Factors" in this Prospectus should be carefully considered. Risk factors to be considered include, but are not limited to, the following: (i) a reliance on governmental spending; (ii) risks inherent in doing business internationally; (iii) products liability; (iv) competition and technical obsolescence of the Company's products; (v) the ability of the Company to protect its proprietary know-how and trade secrets, as well as the development by other companies of more effective technologies which render the Company's trade secrets obsolete; (vi) the Company's prior bankruptcy and negative economic factors which may adversely affect the Company's future performance; (vii) the ability of the Company to carry out its acquisition strategy and integrate and manage businesses which it acquires; (viii) the ability of the Company to obtain additional financing; (ix) the ability of the Company to redeem the Notes in the event the holders thereof elect not to convert such Notes into shares of Common Stock; (x) the control over the Company by certain stockholders; (xi) the Company's reliance upon certain key personnel;
(xii) the potential antitakeover effect of certain provisions of the Company's Charter; (xiii) the dilutive effect on the Company's stockholders of sales of the shares of Common Stock: (1) into which the Notes are convertible; (2) held by Ivers-Lee; (3) held by DTCoA; (4) held by Key Bank of Wyoming; and (5) shares which the Company intends to register and sell for its own account and other shares of Common Stock held by certain third parties as well as the exercise of outstanding options to purchase the Company's Common Stock; (xiv) the lack of dividends paid on the Common Stock; (xv) the volatility of the market price for the Common Stock; (xvi) the reservation of issuance of a substantial number of shares of Common Stock; and (xvii) potential sales pursuant to Rule 144. See "Risk Factors."

                                  RISK FACTORS


      The securities offered in this Prospectus involved a high degree of risk and should not be purchased by persons who cannot afford the loss of their entire investment. Accordingly, prospective investors should consider carefully the following factors, in addition to the other information concerning the Company and its business contained in this Prospectus.


Concentration of Business Activities; Reliance Upon Governmental Spending


      The Company's products are sold nationally and internationally, primarily to law enforcement agencies and military services. Sales to domestic law enforcement agencies, including government, security and intelligence agencies, police departments, federal and state correctional facilities and highway patrol and sheriffs' departments comprise the largest portion of the Company's business. Accordingly, any substantial reduction in governmental spending or change in emphasis in defense and law enforcement programs would have a material adverse effect on the Company's business.


International Sales

      The Company's expansion plans and its current sales are subject to certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade restrictions, export licenses, difficulties in staffing and managing foreign operations, political instability, insurrection and other political risks, fluctuations in currency exchange rates, limitations on technology imports, delays from custom brokers or government agencies and potentially adverse tax consequences any or all of which could adversely impact the success of the Company's planned international business expansion, as well as the current level of sales the Company presently enjoys. There can be no assurances that these or other factors will not have an adverse affect on the Company's business generally.


Product Liability


      The products manufactured by the Company are used in applications where the failure of such products could result in serious personal injury and death. The Company maintains product liability insurance in the amount of $15,000,000 per occurrence and $15,000,000 in the aggregate, excluding legal fees, which are borne by the insurance carriers, less a deductible of $25,000. There is no assurance that these amounts would be sufficient to cover the payment of any potential claim. In addition, there is no assurance that this or any other insurance coverage will continue to be available or, if available, that the Company will be able to obtain it at a reasonable cost. Any substantial uninsured loss would have to be paid out of the assets of the Company and may have a material adverse effect on the Company's financial condition and operations. In addition, the inability to obtain product liability coverage would prohibit the Company from bidding for orders for certain municipal customers since, at present, many municipal bids require such coverage, and any such inability would have a material adverse effect on the Company's financial condition and results of operations.

Competition/Technical Obsolescence


      The industry in which the Company does business is highly competitive and the Company competes with a number of companies that are as established as the Company. In addition, the Company's competitors may develop and/or improve their products in which event the Company's products may be rendered obsolete or less marketable. Although the Company is not aware of any new materials or products that have recently been or will soon be introduced into the market which might render the Company's products obsolete and result in a loss of its market share, no assurances can be given that such materials and products will not be developed or introduced into the market in the future. In addition, as manufacturing technology changes, there can be no assurance that the Company will continue to be able to manufacture its products at competitive prices.


Patent Protection and Proprietary Information

      Several of the products manufactured and sold by the Company are subject to manufacturing processes for which the Company holds United States and foreign patents. The Company also relies on trade secrets, proprietary know-how and technological innovation to develop and maintain its competitive position. There can be no assurance that the patents will protect the Company from competing technology or that, insofar as it relies on trade secrets and unpatented technology, others will not independently develop similar technology or that secrecy will not be breached. See "Business-Patent Protection and Proprietary Information."

Prior Bankruptcy of the Company and Other Legal Matters


      In May 1992, the Company filed for relief under Chapter 11 of the United States Bankruptcy Code. The bankruptcy filing was the result of a general decline in the Company's operations, which included significant operating losses in 1989 and 1991, and the inability to collect a $1.5 million receivable related to the shipment of vests to a Middle East customer in April 1991. The Company emerged from bankruptcy protection effective September 20, 1993, upon confirmation by the United States Bankruptcy Court for the Middle District of Florida, Jacksonville Division (the "Bankruptcy Court") of the Company's Third Amended and Restated Plan of Reorganization (the "Plan of Reorganization"). Despite the Company's emergence from bankruptcy protection, there can be no assurance that the Company will not experience further operating losses or be susceptible to other negative economic factors which may adversely affect the Company's future performance.


Rapid Growth Through Acquisitions

      The Company plans to grow largely through acquisition and is therefore actively evaluating investments in operating businesses. The Company intends to diversify through acquisition and expand its business operations through the consolidation of one or more companies in the same or similar businesses, including those that manufacture and/or supply products or services to law enforcement, military and certain sectors of the security services industry.

      On July 15, 1996, the Company, through its newly formed wholly-owned subsidiary NIK Public Safety, Inc., a Delaware corporation ("NIK") acquired certain assets (the "NIK Assets") of the NIK Public Safety Product Line ("NIK Public Safety") from Ivers-Lee Corporation ("Ivers-Lee"). NIK Public Safety is the leading manufacturer and distributor of portable narcotic identification kits used for the identification of narcotic substances by law enforcement agencies. In addition, NIK Public Safety distributes the Flex-Cuf restraint, a patented disposable restraint manufactured by Thomas & Betts, as well as specimen collection kits, evidence collection kits and tamper guard evidence tape. See "NIK Acquisition."


      On September 30, 1996, the Company, through its newly formed wholly-owned subsidiary Defense Technology Corporation of America, a Delaware corporation ("DTC") acquired substantially all of the assets (the "DTCoA Assets") of Defense Technology Corporation of America, a Wyoming corporation ("DTCoA"), based in Casper, Wyoming. DTCoA is a leading manufacturer and distributor of less-than-lethal products including pepper sprays, distraction devices, flameless expulsion grenades, specialty impact munitions and dry powdered oleoresin capsicum to law enforcement agencies and military services in the United States and abroad. In addition, DTCoA distributes other similar products including gas masks, riot helmets and gun holsters. See "DTCoA Acquisition."


      While the Company intends to grow aggressively through acquisition, there can be no assurances that the Company will: (i) be able to identify and/or acquire other suitable acquisition candidates on acceptable terms; (ii) be successful in managing the combined operations of the entities acquired; or

(iii) be able to effectively and profitably integrate acquired operations into its business. Additionally, there can be no assurances that any future acquisitions will not have a material adverse effect on the Company's operating results, particularly during the period immediately following such acquisitions. See "Business."




5% Convertible Subordinated Notes


      On April 30, 1996, the Company completed a private placement of its 5% Convertible Subordinated Notes due April 30, 2001 (the "Notes") pursuant to which $11,500,000 aggregate principal amount of Notes were sold by the Company under a Convertible Subordinated Note Purchase Agreement dated as of April 30, 1996 (the "Convertible Subordinated Note Purchase Agreement"). The following description of the Note offering, the Convertible Subordinated Note Purchase Agreement and the Notes is not intended to be complete and is qualified in its entirety by the complete texts of the form of Convertible Subordinated Note Purchase Agreement and the form of Note.


      The Notes bear interest at 5% per annum, mature five years from the date of issuance, and are subordinated to all existing and future Senior Indebtedness of the Company, as defined and as more fully set forth in the Convertible Subordinated Note Purchase Agreement. In addition, the Notes may be convertible into shares of Common Stock of the Company at the option of the holder thereof at any time prior to the maturity date at a conversion price of $5.00 per share, subject to adjustment as set forth in the Convertible Subordinated Note Purchase Agreement.

      The Company may redeem the Notes at par at any time two years after issuance, or at any time after their issuance if the closing price of the Common Stock is equal to or exceeds $7.50 per share for ten consecutive trading days and the shares of Common Stock underlying the Notes have been registered under the Securities Act. In the event the Company elects to redeem the Notes, the holders of the Notes will have the option to convert the Notes into shares of the Company's Common Stock at a conversion price of $5.00 per share prior to such redemption, subject to adjustment as set forth in the Convertible Subordinated Note Purchase Agreement.


      The Company presently expects that the Notes will be converted to Common Stock (dilutive to common stockholders). In the event that the Notes are not converted, the Company will require additional financing to repay the Notes upon their maturity on April 30, 2001. There can be no assurances that the Company will be able to obtain adequate replacement financing on terms acceptable to it or at all.


Need For Additional Financing

      As of May 1, 1996, the Company reduced its credit facility with LaSalle Business Credit, Inc. ("LaSalle") to a zero balance. Effective June 30, 1996, the financing agreement with LaSalle expired and was not renewed. The Company believes that income from operations and the proceeds from the Notes will be sufficient to finance its business in the normal course. The Company may require additional financing to pursue its growth through acquisitions and if such financing is required, there are no assurances that financing will be available, or if available, that it can be obtained on terms favorable to the Company, or that such financing will not be dilutive to stockholders. The Company has a commitment letter dated October 3, 1996 from Barnett Bank for making available to the Company a revolving credit facility of up to $10,000,000 for working capital purposes. As of October 28, 1996, the Company is engaged in discussions with Barnett Bank regarding the terms of such loan facility. It is currently contemplated that the loan facility will be secured by the Company's and its subsidiaries' inventory and accounts receivable and guaranteed by the Company's subsidiaries. See "Business."


Control By Certain Stockholders



      Kanders Florida Holdings, Inc. ("KFH") owns in the aggregate 4,496,037 shares of the Company's Common Stock. Such shares are deemed to be beneficially owned by Warren B. Kanders because he is the sole stockholder and sole director of KFH. In addition, Mr. Kanders, who is the Chairman of the Board of Directors of the Company, owns 29,141 shares individually. Such shares collectively represent approximately 57.8% of the Company's outstanding shares of Common Stock. KFH has the practical ability to control the election of all of the members of the Company's Board of Directors and to otherwise exercise control over the business, policies and affairs of the Company. The Company's Certificate of Incorporation (the "Charter") does not provide for cumulative voting rights with respect to the election of directors. The board members appointed by KFH would have the ability to veto any proposed action, control any matter presented at a special meeting and resolve any conflict of interest.

Reliance Upon Key Personnel


      The Company is substantially dependent upon the personal efforts and abilities of Warren B. Kanders, Chairman of the Board of Directors, and Jonathan
M. Spiller, the President and Chief Executive Officer of the Company. Should either of these two members of the Company's senior management be unable or unwilling to continue in their present roles, or should such persons determine to enter into competition with the Company, the Company's business could be adversely affected. Because of the relatively small size of the Company, the loss of a senior executive may have a materially adverse effect upon the Company until a suitable replacement can be found.


Potential Antitakeover Effect of Certain Charter Provisions


      The Company has 42,172,871 shares of authorized and unissued Common Stock which could be issued to a third party selected by current management or used as the basis for a stockholders' rights plan, which could have the effect of deterring a potential acquiror. The ability of the Company's Board of Directors to establish the terms and provisions of different series of preferred stock may discourage unsolicited takeover bids from third parties.


Shares Eligible for Future Sale


      Sales of substantial numbers of shares of Common Stock in the public market in the future could adversely affect the market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities. The Company has registered under the Securities Act 250,000 shares of its Common Stock, which it plans to offer to the public to raise additional working capital. The 5,849,183 shares of Common Stock owned by officers and directors as a group may be sold from time to time subject to the restrictions contained in Rule 144 under the Securities Act or pursuant to a separate registration statement. Ordinarily, under Rule 144, a person having held restricted securities for a period of two years may, every three months, sell in ordinary brokerage transactions or in transactions directly with a market maker, an amount equal to the greater of 1% of the Company's then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale.



      As part of the Company's acquisition strategy, the Company anticipates issuing and registering under the Securities Act shares of its Common Stock. Since the Company's acquisition strategy contemplates the issuance of shares of Common Stock, the number of outstanding shares of Common Stock that are likely to be eligible for sale in the future is likely to increase substantially. The Company issued to Ivers-Lee 310,931 shares of Common Stock to pay for the NIK Assets. The Company issued to DTCoA 270,728 shares of Common Stock, delivered $1,000,000 in cash and assumed certain liabilities as payment for the DTCoA Assets. In connection with the acquisition of the DTCoA Assets, the Company entered into the Key Bank Letter Agreement (as hereinafter defined) pursuant to which, among other things, it issued to Key Bank of Wyoming ("Key Bank") the Key Bank Shares (as hereinafter defined) as consideration for the release by Key Bank of its security interest in substantially all of the assets of DTCoA.

      In addition, as of October 28, 1996, 1,467,033 shares of Common Stock were reserved for issuance upon the exercise of all stock options. Of this amount, 1,367,033 stock options were outstanding as of October 28, 1996. Of the outstanding stock options, 814,533 shares were reserved for issuance upon the exercise of options granted pursuant to the Company's 1994 Incentive Stock Plan (the "1994 Incentive Stock Plan"). The shares issuable upon exercise of these options have been registered under the Securities Act. In addition, 150,000 shares of Common Stock were reserved for issuance upon the exercise of options granted pursuant to the Company's 1996 Stock Option Plan (the "1996 Plan"). The shares issuable upon exercise of these options have not been registered under the Securities Act. In addition, 402,500 shares of Common Stock were reserved for issuance upon the exercise of non-qualified stock options issued to Richmont Capital Partners I, L.P., the beneficial holder of 8.2% of the Company's Common Stock ("Richmont"), and certain employees of the Company, including Jonathan M. Spiller, the President and Chief Executive Officer of the Company. In addition, 39,886 shares of Common Stock are reserved for issuance upon conversion of the Company's 3% Convertible, $1.00 stated value Preferred Stock (the "Old Preferred Stock") by holders who have not yet submitted their shares of Old Preferred Stock for conversion and 2,300,000 shares of Common Stock are reserved for issuance upon conversion of the Notes. See "Risk Factors-5% Convertible Subordinated Notes" and "Plan of Distribution."


Exercise of Outstanding Options May Have Dilutive Effect on Market


      There are presently outstanding options to purchase up to 300,000 shares of the Company's Common Stock, at a price of $7.50 per share, subject to adjustment, for a term of up to ten years, which are held by Richmont (the "Richmont Options"). The Richmont Options provide an opportunity for Richmont to profit from a rise in the market price of the Common Stock, with resulting dilution in the ownership interest in the Company held by the then present stockholders. Richmont would most likely exercise them and purchase the underlying Common Stock at a time when the Company may be able to obtain capital by a new offering of securities on terms more favorable than those provided by the Richmont Options, in which event the terms on which the Company may be able to obtain additional capital would be adversely affected. At the present time, neither the Richmont Options nor the shares underlying the Richmont Options are registered under the Securities Act, but the Company reserves the right to register such shares at any time.



      The Richmont Options and the underlying shares, whether vested or unvested, are callable by the Company in the event that the closing price per share of the Company's Common Stock is equal to or greater than $10 for a period of ten consecutive trading days after December 31, 1997, upon written notice to Richmont given within 30 days of the conclusion of such ten consecutive trading days during which the closing price per share of the Company's Common Stock was equal to or greater than $10. In such event, the Company may require Richmont to exercise the Richmont Options in whole with respect to all such shares within ten days of such notice to Richmont. In the event that Richmont does not exercise the Richmont Options, the Richmont Options will lapse and be of no further force or effect.

Dividends


      The Company has paid no cash dividends on its Common Stock in the last three fiscal years and for the foreseeable future intends to retain any earnings to finance the development and expansion of its business. The declaration of dividends in the future will be at the election of the Board of Directors, and will depend upon the earnings, capital requirements and financial position of the Company, plans for expansion, general economic conditions and other pertinent factors. Accordingly, there are no assurances that any dividends will ever be paid on the Company's Common Stock.


Volatility of Market Price for Common Stock

      The securities markets have experienced significant price and volume fluctuations from time to time in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Common Stock.

Substantial Shares Reserved for Issuance

      The Company has an aggregate of 5,317,033 shares of Common Stock reserved for issuance upon the exercise of options to purchase Common Stock and the conversion of the Notes. These include: (i) 2,300,000 shares of Common Stock issuable upon the conversion of the Notes; (ii) 300,000 shares issuable upon the exercise of the Richmont Options; (iii) 814,533 shares issuable upon the exercise of options granted under the 1994 Incentive Stock Plan; (iv) 102,500 shares issuable upon the exercise of non-qualified stock options issued to certain employees of the Company; (v) 1,500,000 shares issuable upon the exercise of options (150,000 options are outstanding to date, and 100,000 shares are reserved for issuance pursuant to options to be granted in the future to certain employees of the Company and its subsidiary, DTC) under the 1996 Plan; and (vi) 300,000 shares issuable upon the exercise of options (225,000 options are outstanding to date) under the Company's 1996 Non-Employee Directors Stock Option Plan (the "1996 Directors Plan"). The conversion of the Notes and the exercise of the options may dilute the net tangible book value of the Common Stock. Further, the holders of the Notes and options, respectively, may be able to convert and exercise the Notes and options, as the case may be, at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company.

FOR ALL OF THE FOREGOING REASONS AND OTHERS SET FORTH IN THIS PROSPECTUS, THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS PROSPECTUS. THE SECURITIES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY.

                                 USE OF PROCEEDS


      The Company will not receive any of the proceeds from the sale of the Shares covered by this Prospectus. All proceeds will be received by the Selling Stockholders. See "Selling Stockholders."



                              SELLING STOCKHOLDERS



      An aggregate of up to 4,560,217 Shares of Common Stock may be offered by the Selling Stockholders. The Shares offered hereby constitute approximately 37.5% of all shares of the Company's outstanding Common Stock, without giving effect to the possible exercise of outstanding options, except as noted. The following table sets forth certain information with respect to persons for whom the Company is registering for resale to the public shares of the Company's Common Stock. The table reflects such persons' beneficial ownership of the Common Stock as of October 28, 1996, without giving effect to the sales of any shares under the other registration statements. The Company will not receive any proceeds from the sale of the Shares. There are no material relationships between any of the Selling Stockholders and the Company or any of its predecessors or affiliates, nor have any such material relationships existed within the past three years, except as noted.



==================================================================================================

                              Beneficial Ownership as of      Maximum     Beneficial Ownership
                                   October 28, 1996         to be Sold      After Offering if
Selling Stockholder                                          in this             Maximum
                                                             Offering         is Sold (11)
                                                               (# of
                                                            Shares)

                                Amount         Percent                    Amount       Percent
                             (# of Shares)                                 (# of
                                                                          Shares)

--------------------------------------------------------------------------------------------------
Adrienne Partners, L.P.             10,000        *             10,000       0            --
--------------------------------------------------------------------------------------------------
AmGuard Insurance                   50,000        *             50,000       0            --
Company, Inc.

--------------------------------------------------------------------------------------------------
Banque Bruxelles Lambert            30,000        *             30,000       0            --
--------------------------------------------------------------------------------------------------
Banque Wormser Freres               10,000        *             10,000       0            --
--------------------------------------------------------------------------------------------------
Kurt Butenhoff                      29,000        *             29,000       0            --
--------------------------------------------------------------------------------------------------
Davos Partners, L.P.                67,000        *             67,000       0            --
--------------------------------------------------------------------------------------------------
Matthew J. Diserio                  10,000        *             10,000       0            --
--------------------------------------------------------------------------------------------------
Burtt Ehrlich(1)                   182,300       2.3%          150,000    22,300          *
--------------------------------------------------------------------------------------------------

==================================================================================================
                              Beneficial Ownership as of      Maximum     Beneficial Ownership
                                   October 28, 1996         to be Sold      After Offering if
Selling Stockholder                                          in this             Maximum
                                                             Offering         is Sold (11)
                                                               (# of
                                                            Shares)

                                Amount         Percent                    Amount       Percent
                             (# of Shares)                                 (# of
                                                                          Shares)
--------------------------------------------------------------------------------------------------
Francine Ehrlich, cust.
f/b/o David B. Ehrlich               5,000        *              5,000       0            --
under the CT Uniform
Gift to Minors Act(2)
--------------------------------------------------------------------------------------------------
Francine Ehrlich, cust.
f/b/o Julie B. Ehrlich
under the CT Uniform                 5,000        *              5,000       0            --
Gift to Minors Act(2)
--------------------------------------------------------------------------------------------------
Dasha A. Epstein                    15,000        *             15,000       0            --
--------------------------------------------------------------------------------------------------
First Mutual Funds                 100,000       1.3%          100,000       0            --
--------------------------------------------------------------------------------------------------
Lawrence Flinn, Jr.                100,000       1.3%          100,000       0            --
--------------------------------------------------------------------------------------------------
Jonathan R. Foster                   5,000        *              5,000       0            --
--------------------------------------------------------------------------------------------------
Gerbsman Family                      7,000        *              7,000       0            --
Revocable Trust



--------------------------------------------------------------------------------------------------
Jay Goldberg                        50,000        *             50,000       0            --
--------------------------------------------------------------------------------------------------
Gary Heldman                        45,000        *             30,000       0            --
--------------------------------------------------------------------------------------------------
Jortaircy, L.P.                      40,000        *             40,000       0            --
--------------------------------------------------------------------------------------------------
Kalb Voorhis & Co.                  70,000        *             70,000       0            --
--------------------------------------------------------------------------------------------------
Alan Kanders(3)                      4,000        *              4,000       0            --
--------------------------------------------------------------------------------------------------
Beatrice Kanders(4)                  5,000        *              5,000       0            --
--------------------------------------------------------------------------------------------------
Emily Kanders(4)                     5,000        *              5,000       0            --
--------------------------------------------------------------------------------------------------
Jeanne Kanders Revocable            30,000        *             30,000       0            --
Inter Vivos Trust(5)
--------------------------------------------------------------------------------------------------

==================================================================================================
                              Beneficial Ownership as of      Maximum     Beneficial Ownership
                                   October 28, 1996         to be Sold      After Offering if
Selling Stockholder                                          in this             Maximum
                                                             Offering         is Sold (11)
                                                               (# of
                                                            Shares)

                                Amount         Percent                    Amount       Percent
                             (# of Shares)                                 (# of
                                                                          Shares)

--------------------------------------------------------------------------------------------------
Ralph F. Kanders                    20,000        *             20,000       0            --
Revocable Inter Vivos
Trust(5)
--------------------------------------------------------------------------------------------------
Kanders Florida Holdings,        4,525,178      57.8%        1,980,217    2,544,961     20.5%
Inc.(3)(4)(5)(6)
--------------------------------------------------------------------------------------------------
William Klingenstein                20,000        *             20,000       0            --
--------------------------------------------------------------------------------------------------
Jeffrey Laikind IRA                  5,000        *              5,000       0            --
--------------------------------------------------------------------------------------------------
Meespierson N.V.                   200,000       2.5%          200,000       0            --

--------------------------------------------------------------------------------------------------
Mercury Bank                       100,000       1.3%          100,000       0            --
--------------------------------------------------------------------------------------------------
MH Capital Partners                 20,000        *             20,000       0            --
--------------------------------------------------------------------------------------------------
Charles Moore                      100,000       1.3%          100,000       0            --
--------------------------------------------------------------------------------------------------
NorGuard Insurance                  50,000        *             50,000       0            --
Company, Inc.
--------------------------------------------------------------------------------------------------
Wynnefield Partners Small           50,000        *             50,000       0            --
Cap Value, L.P.
--------------------------------------------------------------------------------------------------
Parsenn Partners Limited            23,000        *             23,000       0            --
--------------------------------------------------------------------------------------------------
Prism Partners I                   100,000       1.3%          100,000       0            --
--------------------------------------------------------------------------------------------------
Rauch Investments                   70,000        *             70,000       0            --
--------------------------------------------------------------------------------------------------
Richmont Capital Partners          700,000       8.2%          600,000    100,000          *
I, L.P.(7)
--------------------------------------------------------------------------------------------------
Stanley Rumbough                    20,000        *             20,000       0            --
--------------------------------------------------------------------------------------------------
Cornelius Ryan                      10,000        *             10,000       0            --
--------------------------------------------------------------------------------------------------
Stuart Shikiar                      25,000        *             20,000      5,000          *
--------------------------------------------------------------------------------------------------
Anastassia Sokolow(8)                5,000        *              5,000       0            --
--------------------------------------------------------------------------------------------------
Dimitri Sokolow(8)                   5,000        *              5,000       0            --
--------------------------------------------------------------------------------------------------
Lydia Sokolow(8)                     5,000        *              5,000       0            --
--------------------------------------------------------------------------------------------------
Marie Sokolow(8)                     5,000        *              5,000       0            --
--------------------------------------------------------------------------------------------------

==================================================================================================
                              Beneficial Ownership as of      Maximum     Beneficial Ownership
                                   October 28, 1996         to be Sold      After Offering if
Selling Stockholder                                          in this             Maximum
                                                             Offering         is Sold (11)
                                                               (# of
                                                            Shares)

                                Amount         Percent                    Amount       Percent
                             (# of Shares)                                 (# of

                                                                          Shares)
--------------------------------------------------------------------------------------------------
S.T. Investors Fund,               100,000       1.3%          100,000       0            --
LLC(9)
--------------------------------------------------------------------------------------------------
Richard Sonking                     10,000        *             10,000       0            --
--------------------------------------------------------------------------------------------------
Spirit Fund, Ltd.                   25,000        *             25,000       0            --
--------------------------------------------------------------------------------------------------
Thomas W. Strauss(10)               40,000        *             40,000       0            --
--------------------------------------------------------------------------------------------------
Trinity Fund, Ltd.                 100,000       1.3%          100,000       0            --
==================================================================================================

      * Less than 1%.

            (1) Burtt R. Ehrlich is a director of the Company. Of the 182,300 shares listed, 10,000 shares are owned by Mr. Ehrlich's children and 20,600 are held in trust for the benefit of his children, of which Mr. Ehrlich's spouse is trustee, and 400 shares are owned by Mr. Ehrlich's spouse's individual retirement account, of which Mr. Ehrlich disclaims beneficial ownership. Also includes the 50,000 shares which are deemed to be beneficially owned by Mr. Ehrlich upon conversion of the Notes. Excludes 75,000 stock options granted to Mr. Ehrlich under the terms of the 1996 Non-Employee Directors Stock Option Plan (the "1996 Directors Plan"). Such options were granted to Mr. Ehrlich upon his initial election to the Board of Directors on January 18, 1996, at an exercise price of $3.75 per share, the closing trading price of the Company's Common Stock on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), on January 18, 1996. Such options vest in three equal annual installments on January 18, 1997, 1998 and 1999. Of the 182,300 shares listed, 100,000 shares are subject to a three year lock-up agreement by and among Mr. Ehrlich and KFH (the "Ehrlich Lock-Up"). Pursuant to the Ehrlich Lock-Up, Mr. Ehrlich agreed that he will not, directly or indirectly, without the prior written consent of KFH, offer to sell, sell, grant any options for the sale of, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any shares of Common Stock of the Company or securities convertible into, exercisable or exchangeable for or evidencing any right to purchase or subscribe for any shares of Common Stock of the Company or dispose of any beneficial interest therein for a period of three years from January 18, 1996, except as provided in such agreement.

            (2) David Ehrlich and Julie Ehrlich are the children of Burtt R. Ehrlich. Each of David Ehrlich, Julie Ehrlich and Burtt R. Ehrlich disclaims beneficial ownership of shares owned by the other.


            (3) Alan Kanders and Warren B. Kanders are brothers. Each disclaims beneficial ownership in shares owned by the other and Alan Kanders disclaims beneficial ownership of the shares owned by Beatrice Kanders, Emily Kanders, the Jeanne Kanders Revocable Inter Vivos Trust and the Ralph F. Kanders Revocable Inter Vivos Trust.

            (4) Beatrice Kanders and Emily Kanders are sisters of Warren B. Kanders. Each disclaims beneficial ownership in shares owned by the other and Beatrice Kanders and Emily Kanders each disclaim beneficial ownership of the shares owned by Alan Kanders, the Jeanne Kanders Revocable Inter Vivos Trust and the Ralph F. Kanders Revocable Inter Vivos Trust.

            (5)   Jeanne Kanders and Ralph F. Kanders are the parents of Warren
                  B. Kanders, and they disclaim beneficial ownership in shares owned by Warren B. Kanders. Warren B. Kanders disclaims beneficial ownership of the shares owned by the Jeanne Kanders Revocable Inter Vivos Trust and the Ralph F. Kanders Inter Vivos Trust.


            (6) Warren B. Kanders, the sole stockholder and sole director of Kanders Florida Holdings, Inc. ("KFH"), is the Chairman of the Board of Directors of the Company. The shares listed are deemed to be beneficially owned by Mr. Kanders because he is the sole stockholder and sole director of KFH. The shares listed include 29,141 shares owned by Mr. Kanders individually.



            (7) Richmont Capital Partners I, L.P. ("Richmont") is represented on the Board of Directors of the Company by Richard C. Bartlett. Mr. Bartlett is the Chairman of the Board of Directors of The Richmont Group, the general partner of Richmont. Represents the number of shares deemed to be beneficially owned by Richmont upon conversion of $3,000,000 principal amount of Notes at a conversion rate of $5.00 per share. Also includes 100,000 stock options granted to Richmont which are fully vested but unexercised pursuant to the Richmont Options. The Richmont Options entitle Richmont to purchase up to 300,000 shares of Common Stock. Of the 300,000 options granted, 100,000 are fully vested but unexercised, and 100,000 become fully vested on each of May 15, 1997 and May 15, 1998. The Richmont Options expire after 5:00 P.M., Eastern Time, on May 15, 2006.




            (8) Anastassia Sokolow, Dimitri Sokolow, Lydia Sokolow and Marie Sokolow are the children of Nicolas Sokolow, a director of the Company. Mr. Sokolow and each of his children disclaim beneficial ownership in shares owned by the other.



            (9) Nicolas Sokolow, a director of the Company, is also a member of S.T. Investors Fund, LLC ("STI"). The shares listed exclude 75,000 stock options granted to Mr. Sokolow under the terms of the 1996 Directors Plan. Such options were granted to Mr. Sokolow upon his initial election to the Board of Directors on January 18, 1996, at an exercise price of $3.75 per share, the closing trading price of the Company's Common Stock on NASDAQ on January 18, 1996. Such options vest in three equal annual installments on January 1, 1997, 1998 and 1999. The shares listed are subject to a three year lock-up agreement, by and among STI and KFH (the "STI Lock-Up"). Pursuant to the STI Lock-Up, STI agreed that it will not, directly or indirectly, without the prior written consent of KFH, offer to sell, grant any options for the sale of, assign, transfer, pledge, hypothecate or otherwise encumber or dispose of any shares of Common Stock of the Company or securities convertible into, exercisable or exchangeable for or evidencing any right to purchase or subscribe for any shares of Common Stock of the Company or dispose of any beneficial interest therein for a period of three years from January 18, 1996, except as provided in such agreement.


            (10) Thomas W. Strauss is a director of the Company. The number of shares listed are deemed to be beneficially owned by Mr. Strauss upon conversion of the Notes. Excludes 75,000 stock options granted to Mr. Strauss under the terms of the 1996 Directors Plan. Such options were granted to Mr. Strauss upon his initial election to the Board of Directors on May 13, 1996, at an exercise price of $7.50 per share, the closing trading price of the Company's Common Stock on the American Stock Exchange on May 13, 1996. Such options vest in three equal annual installments on May 13, 1997, 1998 and 1999.

            (11) Information contained in the table assumes that all securities offered pursuant to this Prospectus will be sold.

                                 NIK ACQUISITION


      On July 15, 1996, the Company, through its subsidiary NIK, acquired certain assets of NIK Public Safety from Ivers-Lee. NIK Public Safety is the leading manufacturer and distributor of portable narcotic identification kits used for the identification of narcotic substances by law enforcement agencies. In addition, NIK Public Safety distributes the Flex-Cuf restraint, a patented disposable restraint manufactured by Thomas & Betts, as well as specimen collection kits, evidence collection kits and tamper guard evidence tape. The Company and NIK (collectively, the "NIK Purchaser"), acquired from Ivers-Lee and LFC No. 46 Corp., a wholly-owned subsidiary of Ivers-Lee (Ivers-Lee and LFC No. 46 Corp., collectively, the "NIK Seller"), certain assets of NIK Public Safety from Ivers-Lee pursuant to an asset purchase agreement dated as of July 2, 1996 (the "NIK Asset Purchase Agreement"), pursuant to which: (i) the NIK Purchaser agreed to purchase inventory, receivables, intellectual property, contracts and other tangible and intangible properties and related assets of NIK Public Safety from the NIK Seller (collectively, the "NIK Assets"); and (ii) in consideration therefor, the NIK Purchaser agreed to issue to the NIK Seller 310,931 shares of Common Stock of the Company, valued at $2,400,000 in accordance with the NIK Asset Purchase Agreement (the "NIK Shares").



      In connection with the execution of the NIK Asset Purchase Agreement, the NIK Purchaser agreed to register the NIK Shares for sale under the Securities Act. On the closing date, the NIK Purchaser advanced to the NIK Seller $1,200,000 (the "Advance"). Such Advance will not bear interest and must be repaid by the NIK Seller with the first $1,200,000 realized by the NIK Seller from the sales of the NIK Shares. In the event that the sum of the aggregate net proceeds from sales of the NIK Shares prior to December 31, 1996, less any amounts paid to the Company on account of the Advance (the "NIK Seller's Balance"), and the Advance are less than $2,400,000, the Company has agreed to pay to the NIK Seller, on December 31, 1996, the difference between $2,400,000 and the sum of NIK Seller's Balance and the Advance. In the event that the sum of the NIK Seller's Balance and the Advance at any time exceeds $2,400,000, then the NIK Seller has agreed to pay to the NIK Purchaser, an amount equal to the excess of such NIK Seller's Balance and the Advance over $2,400,000.


      Pursuant to the provisions of the NIK Asset Purchase Agreement, Ivers-Lee irrevocably delivered to Union Bank of Switzerland, New York Branch ("UBS") the stock certificate of the Company issued in the name of Ivers-Lee representing the NIK Shares to be held by UBS (the "UBS/Ivers-Lee Account"). UBS is authorized to hold the NIK Shares in its possession and to effect any sales of NIK Shares as the Company, pursuant to an Irrevocable Power of Attorney granted by Ivers-Lee in favor of Jonathan M. Spiller, President and Chief Executive Officer of the Company, may from time to time direct (the "Ivers-Lee Power of Attorney"). Under the Ivers-Lee Power of Attorney, Mr. Spiller has the power to effect, in the name of, for and on behalf of Ivers-Lee, any and all sales of the NIK Shares.

      The terms of the UBS/Ivers-Lee Account are irrevocable, and pursuant to the UBS/Ivers-Lee Account and the Ivers-Lee Power of Attorney, the Company has the right to direct the sales of the NIK Shares; provided, however, that in the event that Ivers-Lee has not received an aggregate of $2,400,000 (including the NIK Seller's Balance and the Advance) on or before December 31, 1996, or in the event that the NIK Purchaser is otherwise in default of its obligations to Ivers-Lee pursuant to the NIK Asset Purchase Agreement, then the provisions of the UBS/Ivers-Lee Account and the Ivers-Lee Power of Attorney will terminate, and the NIK Shares will be delivered to Ivers-Lee. The UBS/Ivers-Lee Account and the Ivers-Lee Power of Attorney will also terminate upon the sale of all of the NIK Shares and the disposition of the proceeds therefrom.

      The foregoing description of the NIK Asset Purchase Agreement and the transactions contemplated thereby is not intended to be complete and is qualified in its entirety by the complete text of the NIK Asset Purchase Agreement, the letter agreement between UBS and Ivers-Lee and the Ivers-Lee Power of Attorney.

                                DTCoA ACQUISITION

      On September 30, 1996, the Company, through its subsidiary DTC, acquired substantially all of the assets of DTCoA (such acquisition, the "DTCoA Acquisition"). DTCoA is a leading manufacturer and distributor of less-than-lethal and anti-riot products including pepper sprays, distraction devices, flameless expulsion grenades, specialty impact munitions and dry powdered oleoresin capsicum to law enforcement agencies and military services in the United States and abroad. In addition, DTCoA distributes other similar products including gas masks, riot helmets and gun holsters. The Company and DTC (collectively, the "DTCoA Purchaser"), acquired from DTCoA, Robert Oliver, and Sandra Oliver (DTCoA, Robert Oliver, and Sandra Oliver, collectively, the "DTCoA Seller"), substantially all of the assets of DTCoA (the "DTCoA Assets") pursuant to an asset purchase agreement dated as of August 23, 1996 (the "DTCoA Asset Purchase Agreement"), pursuant to which: (i) the DTCoA Purchaser agreed to purchase the DTCoA Assets from the DTCoA Seller; and (ii) in consideration therefor, the DTCoA Purchaser (x) delivered $1,000,000 in cash to the DTCoA Seller, (y) issued to the DTCoA Seller 270,728 shares of Common Stock of the Company, valued at $2,000,000 in accordance with the DTCoA Asset Purchase Agreement (the "DTCoA Shares"), and (z) assumed certain liabilities of DTCoA, all as more fully set forth in the DTCoA Asset Purchase Agreement.

      In connection with the execution of the DTCoA Asset Purchase Agreement, the DTCoA Purchaser agreed to register the DTCoA Shares for sale under the Securities Act of 1933, as amended, by December 15, 1997.

      In order to secure the obligations of the DTCoA Seller under the DTCoA Asset Purchase Agreement, the DTCoA Seller delivered to UBS, as escrow agent (the "Escrow Agent") pursuant to an escrow agreement (the "Escrow Agreement"), the DTCoA Shares, together with any additional shares as may be required by the DTCoA Asset Purchase Agreement. One-half of the DTCoA Shares will be held in escrow (the "Escrow Fund") until March 15, 1998, and the remainder will be held in escrow until June 30, 1999 (each, a "Release

Date"). The DTCoA Seller shall be entitled to vote the DTCoA Shares in the

Escrow Fund and to receive dividends thereon, when, as and if declared by the Board of Directors of the Company.

      In connection with the DTCoA Acquisition, the Company issued to Key Bank of Wyoming ("Key Bank") the Key Bank Shares (as hereinafter defined) as consideration for the release by Key Bank of its security interest in substantially all of the assets of DTCoA. Key Bank held such security interest pursuant to credit facilities previously made available to DTCoA in the amounts of $3,000,000 (the "$3,000,000 Facility") and $1,000,000 (the "$1,000,000
Facility").

      Subject to the terms and conditions of a letter agreement dated August 16, 1996 by and among the Company, Key Bank, DTCoA, Robert Oliver and Sandra Oliver (the "Key Bank Letter Agreement"), the Company delivered to Key Bank on September 30, 1996 (the "Closing"), as payment in full of the $3,000,000 Facility and in complete satisfaction and discharge thereof, a certificate registered in the name of Key Bank for 358,714 shares of Common Stock of the Company (the "Key Bank Shares"), valued at $2,650,000 (the "Amount Due") in accordance with the Key Bank Letter Agreement. Any amounts paid to Key Bank on account of the Amount Due, including the Initial Amount (as hereinafter defined), will result in a reduction of the then outstanding balance of the Amount Due by a like amount. Pursuant to the Key Bank Letter Agreement, Key Bank agreed that upon the registration of the Key Bank Shares, the Key Bank Shares would be sold, provided that the Company would control, in its sole discretion, the timing, manner and amount of Key Bank Shares to be sold; and in connection therewith, the Company agreed to ensure that (a) Key Bank realizes net proceeds from such sales (the "Net Sale Proceeds"), which, together with any advances from the Deposit Account and the Initial Amount (each as hereinafter defined) will, in the aggregate, equal the Amount Due, on or before September 30, 1997;
(b) all sales are arranged through UBS in accordance with all applicable laws, rules, and regulations; and (c) none of the events of default described in the Key Bank Letter Agreement have occurred. So long as Key Bank is not in default of its obligations under the Key Bank Letter Agreement, Key Bank will have all voting and dividend rights with respect to the Key Bank Shares. The Company agreed to indemnify Key Bank against any capital gains taxes that may be incurred by Key Bank resulting from the sale of the Key Bank Shares.

      On the Closing date, the Company advanced to Key Bank by wire transfer $662,500 (the "Initial Amount"). Provided none of the events of default described in the Key Bank Letter Agreement have occurred, the Company will thereafter be entitled to receive, before any Net Sales Proceeds are paid to Key Bank, an amount equal to the Initial Amount plus all advances from the Deposit Account previously paid by the Company to Key Bank and not so recouped. Key Bank has provided UBS with irrevocable written instructions to such effect. Upon the occurrence of any of the events of default described in the Key Bank Letter Agreement, the Company is entitled to receive any portion of the Initial Amount or advances from the Deposit Account not previously recouped after Key Bank has received any unpaid balance of the Amount Due.

      Pursuant to the provisions of the Key Bank Letter Agreement, Key Bank irrevocably delivered to UBS the stock certificate of the Company issued in the name of Key

Bank representing the Key Bank Shares to be held by UBS (the "UBS/Key Bank Account"). UBS is authorized to hold the Key Bank Shares in its possession and to effect any sales of the Key Bank Shares as the Company, pursuant to an Irrevocable Power of Attorney granted by Key Bank in favor of Jonathan M. Spiller, the President and Chief Executive Officer of the Company, may from time to time direct (the "Key Bank Power of Attorney"). Under the Key Bank Power of Attorney, Mr. Spiller has the irrevocable power to effect, in the name of, for and on behalf of Key Bank, all sales of the Key Bank Shares.



      In order to secure the Company's obligations to Key Bank on the Closing date, the Company deposited with Key Bank (the "Deposit Account"), $1,987,500, which will be invested by Key Bank in 30-day certificates of deposit of Key Bank which will bear interest at a rate per annum equal to the highest rate made available by Key Bank to its customers for similar deposits (the "CD Rate"), and will be automatically renewable for successive 30-day periods, subject to the provisions of the Key Bank Letter Agreement.

      The Deposit Account will be held in the name of the Company and the principal amount of the Deposit Account will be subject to a perfected security interest and right of set-off in favor of Key Bank. Upon payment in full of the Amount Due, Key Bank may retain any interest earned on the Deposit Account that has not been previously paid to the Company and apply it against the Interest Equivalent Amount (as hereinafter defined) owed by the Company and DTCoA to Key Bank.

      The Amount Due from time to time outstanding will accrue an effective annual rate of interest equal to two thirds of the sum of the CD Rate plus 1% (the "Interest Equivalent Amount"). Each of the Company and DTCoA agreed to pay to Key Bank on the earlier of the Maturity Date or the date on which the Amount Due has been paid in full one-half of the Interest Equivalent Amount.

      The Company will pay to Key Bank the remaining balance of the Amount Due in accordance with the following schedule, subject to adjustment:

                  Date:              Payment Amount:
                  -----              ---------------

                  December 15, 1996    $300,000
                  January 31, 1997     $300,000
                  April 30, 1997       $350,000
                  July 31, 1997        $350,000

provided, however, that the Company will have the right, at its option, to prepay all or a portion of the Amount Due without penalty or premium at any time prior to the Maturity Date. All Net Sales Proceeds received by Key Bank will be applied as a prepayment against the next Payment Amount(s) due. The Company will have the right to use funds in the Deposit Account to make the payments described above.

      Upon receipt by Key Bank of the Amount Due, plus the entire Interest Equivalent Amount, whether from the Initial Amount, the Net Sales Proceeds, the

Deposit Account, or any combination thereof, UBS will be instructed to deliver to the Company for cancellation any remaining Key Bank Shares held by UBS for Key Bank and any excess Net Sales Proceeds up to $20,000.

      The foregoing description of the DTCoA Asset Purchase Agreement and the Key Bank Letter Agreement and the transactions contemplated thereby are not intended to be complete and are qualified in their entirety by the complete text of the DTCoA Asset Purchase Agreement, the Key Bank Letter Agreement, the instruction letter from Key Bank to UBS and the Key Bank Power of Attorney.

                   UNAUDITED PROFORMA FINANCIAL STATEMENTS


       The following unaudited proforma income statements for the nine month period ended September 28, 1996 and for the year ended December 31, 1995 give effect to the DTCoA Acquisition on September 30, 1996 and the issuance of the Notes by the Company on April 30, 1996 as if the DTCoA Acquisition and the Note offering had occurred as of January 1, 1996 and January 1, 1995, respectively. The following unaudited proforma balance sheet as of September 28, 1996 gives effect to the issuance of the Notes and the acquisition of the DTCoA Assets as if such transactions had occurred on September 28, 1996.



      These unaudited proforma financial statements may not be indicative of the results that actually would have occurred if the transactions referred to above had been in effect on the dates indicated or the results that may be obtained in the future.

Armor Holdings, Inc.

Unaudited Proforma Income Statements
for the nine months ended September 28, 1996

                                                    Acquisition    Issuance of
                                    Historical       of DTCoA      Convertible
                                   Armor Hldgs      assets (2)       Debt (4)       Proforma
                                   ------------    ------------   ------------    ------------

NET SALES                          $ 11,314,656    $  6,772,483                   $ 18,087,139

COST AND EXPENSES:

Cost of sales                      $  7,012,219    $  3,643,911                   $ 10,656,130
Selling, general and
administrative expenses            $  3,268,901    $  2,071,187    $    64,667    $  5,404,755
Interest expense, net              $    154,570    $     30,721    $   191,667    $    376,958
                                                                  ($    82,030)  ($     82,030)
                                   ------------    ------------   ------------   -------------

OPERATING INCOME                   $    878,966    $  1,026,664   ($   174,303)   $  1,731,327

Amortization of intangibles        $     76,949    $     49,751                   $    126,700
Amortization of
reorganization value
in excess of amounts
allocable to identifiable assets   $     38,245                                   $     38,245
                                   ------------    ------------   ------------   -------------

INCOME BEFORE INCOME TAXES         $    763,772    $    976,913   ($   174,303)   $  1,566,382

INCOME TAXES (2)                   $    310,000    $    380,996   ($    64,492)   $    626,504
                                   ------------    ------------   ------------   -------------

NET INCOME                         $    453,772    $    595,917   ($   109,811)   $    939,878
                                   ============    ============   ============   =============

EARNINGS PER COMMON SHARE
AND COMMON EQUIVALENT SHARES       $       0.06                                   $       0.12

WEIGHTED AVERAGE COMMON SHARES
AND COMMON EQUIVALENT SHARES          7,646,024                                      7,916,752

See Notes to Unaudited Proforma Financial Statements.

Armor Holdings, Inc.

Unaudited Proforma Income Statements
for the year ended December 31, 1995

                                                 Acquisition     Issuance of
                                  Historical       of DTCoA      Convertible
                                 Armor Hldgs      assets (2)       Debt (4)       Proforma
                                 ------------    ------------   ------------    ------------

NET SALES                        $ 11,741,367    $ 10,352,701                    $22,094,068

COST AND EXPENSES:

Cost of sales                    $  7,443,080    $  5,705,885                    $13,148,965
Selling, general and
administrative expenses          $  3,421,093    $  3,339,023    $   170,000     $ 6,930,116
Interest expense, net            $    280,891    $     77,429    $   575,000     $   933,320
                                                                ($   246,091)   ($   246,091)
                                 ------------    ------------   ------------    ------------

OPERATING INCOME                 $    596,303    $  1,230,364   ($   498,909)    $ 1,327,758

Amortization of intangibles                      $     99,502                    $    99,502
NON-OPERATING INCOME             $    227,500                                    $   227,500
                                 ------------    ------------   ------------    ------------

INCOME BEFORE INCOME TAXES       $    823,803    $  1,130,862   ($   498,909)    $ 1,455,756

INCOME TAXES (3)                 $    303,650    $    441,036   ($   183,896)    $   560,790
                                 ------------    ------------   ------------    ------------

NET INCOME                       $    520,153    $    689,826   ($   315,013)    $   894,966
                                 ============    ============   ============    ============

EARNINGS PER COMMON SHARE
AND COMMON EQUIVALENT SHARES     $       0.08                                    $      0.13

WEIGHTED AVERAGE COMMON SHARES
AND COMMON EQUIVALENT SHARES        6,369,672                                      6,640,400

See Notes to Unaudited Proforma Financial Statements.

Armor Holdings, Inc.

Unaudited Proforma Balance Sheet
As of September 28, 1996

                                                 Acquisition
                                   Historical     of DTCoA
                                  Armor Hldgs     assets (1)    Proforma
                                  -----------   ------------   -----------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents         $ 8,515,553   ($2,047,399)   $ 6,468,154
Accounts receivable               $ 2,760,551   $ 2,095,958    $ 4,856,509
Inventories                       $ 1,486,444   $ 2,183,233    $ 3,669,677
Prepaid expenses and other
  current assets                  $   759,297   $   354,692    $ 1,113,989
                                  -----------   -----------    -----------
Total current assets              $13,521,845   $ 2,586,484    $16,108,329

PROPERTY AND EQUIPMENT, net       $   514,540   $ 1,924,147    $ 2,438,687

REORGANIZATION VALUE IN
  EXCESS OF AMOUNTS ALLOCABLE
  TO IDENTIFIABLE ASSETS, net     $ 3,464,329                  $ 3,464,329

PATENTS, TRADEMARKS, & OTHER
  INTANGIBLES                     $ 1,855,000   $ 1,658,364    $ 3,513,364

OTHER ASSETS                      $ 1,000,785                  $ 1,000,785
                                  -----------   -----------    -----------

TOTAL ASSETS                      $20,356,499   $ 6,168,995    $26,525,494
                                  ===========   ===========    ===========

See Notes to Unaudited Proforma Financial Statements.

Armor Holdings, Inc.

Unaudited Proforma Balance Sheet
As of September 28, 1996

                                                    Acquisition
                                      Historical     of DTCoA
                                     Armor Hldgs    assets (1)     Proforma
                                     -----------   ------------   -----------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Liability for Acquisition
of Assets                            $ 1,232,493   $ 1,987,500   $ 3,219,993
Short term borrowings and
current portion of
long-term debt                       $     7,613   $   499,119   $   506,732
Accounts payable, accrued
expenses & other current
liabilities                          $ 1,894,525   $ 1,570,459   $ 3,464,984
Taxes currently payable              $   226,000                 $   226,000
                                     -----------   -----------   -----------
Total current liabilities            $ 3,360,631   $ 4,057,078   $ 7,417,709

5% CONVERTIBLE SUBORDINATED NOTES:   $11,500,000                 $11,500,000

OTHER LONG-TERM DEBT AND
CAPITALIZED LEASE
OBLIGATION, less
current portion                      $    21,907   $   111,917   $   133,824
                                     -----------   -----------   -----------

Total liabilities                    $14,882,538   $ 4,168,995   $19,051,533

STOCKHOLDERS' EQUITY:
Preferred stock, $.01 par value,
5,000,000 shares authorized,
0 shares issued and outstanding      $         0                 $         0
Common stock, $.01 par value,
50,000,000 shares authorized,
6,926,642 shares issued and
outstanding                          $    69,266   $     8,122   $    77,388
Additional paid -incapital           $ 3,986,245   $ 1,991,878   $ 5,978,123
Retained earnings                    $ 1,418,450                 $ 1,418,450
                                     -----------   -----------   -----------
Total stockholders' equity           $ 5,473,961   $ 2,000,000   $ 7,473,961
                                     -----------   -----------   -----------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY               $20,356,499   $ 6,168,995   $26,525,494
                                     ===========   ===========   ===========


See Notes to Unaudited Proforma Financial Statements.

ARMOR HOLDINGS, INC.

NOTES TO UNAUDITED PROFORMA FINANCIAL STATEMENTS

(1) Acquisition of DTCoA Assets

      On September 30, 1996, the Company acquired substantially all of the assets of Defense Technology Corporation of America, a Wyoming corporation (the "DTCoA Assets"). The purchase consideration was $838,025 in cash, approximately 630,000 shares of common stock, and the assumption of approximately $2,250,000 in liabilities, of which $550,000 was paid at closing. The purchase price was allocated based on relative fair market values. Patents, trademarks, and other intangibles will be amortized over their respective useful lives, which range from 5-25 years. As part of the acquisition, the Company agreed to pay off the seller's main credit facility of $3,000,000 for a total price of $2,650,000 in cash and stock.

      In addition to the seller accepting an international distributorship agreement with the Company (the "International Distributorship Agreement"), the Company's agreement with the seller provides that the Company will pay the seller an additional $1,000,000 in stock if the Company attains certain international sales goals over the next three years.

(2) Acquisition of DTCoA Assets

      Income Statement information was prepared using DTCoA's audited financial statements as of December 31, 1995 and unaudited interim financial statements for the nine month period ended September 28, 1996, with the following adjustments:

      - Sales were reduced for the new pricing which has been reduced pursuant to the International Distribution Agreement.

      - Cost of sales were reduced in order to reclassify product liability insurance to a selling expense.

      - Selling, general, and administrative expenses were reduced to eliminate the international office located in Miami, Florida and certain expenses incurred relating to the previous owner of DTCoA, including an airplane. In addition, these expenses were increased to reflect new guaranteed commission and life insurance premium costs incurred by the Company in connection with the International Distribution Agreement.

      - Interest expense was reduced to reflect only the interest relating to debt that was not paid off at the closing of the acquisition.

      - Amortization of intangibles reflect the Company's policy of amortizing all patents, trademarks and other intangibles over a life of 5-25 years.



(3) Issuance of Convertible Debt

      On April 30, 1996, the Company issued 5% Convertible Subordinated Notes due April 30, 2001 (the "Notes") whereby the Company received cash of $11,500,000. The cash was reduced by paying down the Company's credit facility by approximately $1,700,000, and paying debt-related costs of $850,000. The Notes have an interest rate of 5% which equates to an interest cost of $575,000 annually, or $143,750 quarterly. In addition, deferred debt issue costs are being amortized over the term of the Notes, which is five years. The proformas also reflect the reduction of historical interest expense of

      $246,091 and $141,622 for the year ended December 31, 1995 and for the nine months ended September 28, 1996, respectively, relating to debt paid off from the proceeds of the issuance of the Notes.

(4) Income Taxes

      The proforma tax expense reflects the historical effective tax rates incurred by the Company for each respective period. In addition, no significant permanent differences are associated with the DTCoA acquisition, thus the federal statutory rate of 39% has been applied in the proforma.

(5) Earnings Per Share Calculation

      No earnings per share calculation for the DTCoA acquisition was performed because calculating earnings per share on the DTCoA acquisition on a stand alone basis is misleading and distorts the consolidated earnings per share.

                                   BUSINESS

History


      The Company's predecessor was incorporated in January 1969, under the laws of the State of New York under the name American Body Armor & Equipment, Inc. (the "New York Corporation"). In February 1983, the New York Corporation moved its operation to Florida. Effective January 1, 1984, the New York Corporation was merged with and into Armour of Fernandina Beach, Inc. ("Armour"), a Florida corporation incorporated in October 1980, which prior to such merger (the "Armour Merger") had been a separate but affiliated entity of the New York Corporation. Pursuant to the Armour Merger, Armour remained as the surviving entity and subsequently changed its name to American Body Armor & Equipment, Inc. ("ABA"). On August 21, 1996 (the "Effective Time"), in order to effect a change in domicile from Florida to Delaware (the "Reincorporation"), ABA was merged with and into Armor Holdings, Inc., a Delaware corporation. Prior to the Effective Time, Armor Holdings, Inc. had been a wholly-owned subsidiary corporation of ABA organized for the purpose of effecting the Reincorporation. At the Effective Time, Armor Holdings, Inc. (the "Company") became the surviving entity of the merger pursuant to which the Reincorporation was completed. The merged entity is governed by the Delaware General Corporation Law ("DGCL") and the Charter and bylaws of the Company.


      In May 1992, the Company filed for relief under Chapter 11 of the United States Bankruptcy Code. The bankruptcy filing was the result of a general decline in the Company's operations, which included significant operating losses in 1989 and 1991, and the inability to collect a $1.5 million receivable related to the shipment of vests to a Middle East customer in April 1991. The Company emerged from Chapter 11 protection effective September 20, 1993, upon confirmation by the Bankruptcy Court of the Company's Plan of Reorganization.


      In January, 1996, the Company underwent a change in control in connection with the purchase by KFH and certain other investors (the "Investors") of all of the capital stock of the Company owned by Clark Schwebel, Inc. ("Clark Schwebel"), a supplier of raw materials to the Company, and Hexcel Corporation ("Hexcel") as of January 18, 1996 (the "Purchase"). Prior to the closing of the Purchase (the "Closing"), at a meeting held on January 18, 1996, the then existing Board of Directors, which consisted of Jonathan M. Spiller, Julius Lasnick, Gardner F. Davis, John Innes and Robert Sullivan, authorized the officers of the Company to take such actions as the officers deemed necessary, prudent and appropriate to facilitate the Purchase by KFH and the Investors. Following such action, Messrs. Lasnick, Davis, Innes and Sullivan conditionally resigned from the Board of Directors, effective upon the Closing. Such resignations were conditioned upon the occurrence of the Closing. Contemporaneously with the tendering by Messrs. Lasnick, Davis, Innes and Sullivan of their conditional resignations, the Board of Directors appointed Warren B. Kanders, who was elected Chairman of the Board of Directors, Burtt R. Ehrlich and Nicolas Sokolow to the vacancies to be created by such resignations. Mr. Kanders is the sole stockholder and sole director of KFH. Upon assuming office, Messrs. Kanders, Ehrlich and Sokolow constituted a majority of the Board of Directors. Subsequent to the acquisition of shares in the Company by KFH and the private placement of the Notes, Thomas W. Strauss and Richard C. Bartlett were appointed to the Board of Directors.


      The shares of Common Stock of the Company acquired by KFH were paid for out of KFH's working capital funds. KFH acquired an aggregate of 2,880,217 shares of the Company's Common Stock and an aggregate of 1,131,075 shares of the Company's Old Preferred Stock, for an aggregate purchase price of $3,190,000, of which an aggregate of $2,340,000 was paid in cash. The remaining $850,000 of the purchase price was paid by promissory notes. To secure the payment of the promissory notes, KFH pledged to Springs Industries, Inc., the parent corporation of Clark Schwebel, 900,000 shares of the Company's Common Stock. In addition, Mr. Kanders individually acquired 28,141 shares of the Company's Common Stock. Mr. Kanders acquired an additional 1,000 shares of Common Stock upon the listing of the Company's Common Stock on the American Stock Exchange on March 18, 1996.


      Upon assuming their positions, the newly constituted Board of Directors of the Company elected to require the holders of the Company's Old Preferred Stock to convert such shares to Common Stock at 110% of the aggregate stated value of the Old Preferred Stock, at a conversion price of $.77 per share (fair market value as determined by an independent valuation firm), as required by the Company's Charter. All shares of the Company's Old Preferred Stock were deemed to have been converted upon such election by the Board of Directors.

      Following the Closing, and assuming the conversion of the shares of Old Preferred Stock owned by KFH, KFH and Mr. Kanders collectively owned 4,524,178 of the total outstanding shares of Common Stock of the Company, which holdings constituted approximately 66.4% of the total outstanding shares of Common Stock of the Company.

      Subsequently, on July 15, 1996, the Company, through its subsidiary NIK, acquired certain assets of NIK Public Safety from Ivers-Lee, and on September 30, 1996, the Company, through its subsidiary DTC, acquired substantially all of the assets of DTCoA. Upon completion of these acquisitions, the Company currently is engaged in three product areas: (i) body armor and related products; (ii) portable narcotic identification kits, Flex-Cuf disposable restraints, specimen and evidence collection kits and evidence tape; and (iii) less-than-lethal and anti-riot products.

General


      Since its founding, the Company has been engaged in the development, manufacture and distribution of ballistic protective equipment. Such equipment includes bullet resistant and sharp instrument penetration resistant vests, bullet resistant blankets, bomb disposal suits and helmets, bomb protection and disposal equipment and load bearing vests. In addition to these products, the Company develops, manufactures and distributes other ballistic protection and security equipment, including explosive ordnance device ("EOD") handling and detection equipment, EOD suppression and disposal equipment, helmets, face masks, shields, hard armor ballistic plates, customized armor for vehicles and other custom armored products. Through its recent acquisitions, the Company is also engaged in the packaging, mixing and distribution of portable narcotic identification kits, the distribution of Flex-Cuf disposable restraints, specimen and evidence collection kits and evidence tape, and the manufacture and distribution of less-than-lethal and anti-riot products including defensive aerosol sprays, distraction devices, chemical agents, flameless expulsion grenades, specialty impact munitions and other similar products including the distribution of gas guns, gas masks, batons, shields, riot helmets and gun holsters. The scope of these latter products involve a less-than-lethal approach for crowd and riot control.
See "Risk Factors-Product Liability."


      The Company's products are marketed to municipal, state, federal and foreign law enforcement agencies, private security entities, United States and foreign military and correctional services, and private individuals with security needs.


Armor Products

Body Armor

      The Company manufactures two basic types of body armor: (i) concealable armor, which is generally intended to be worn beneath the user's clothing, and
(ii) tactical armor, which is worn externally and is designed to protect more coverage area and defeat higher level ballistic threats incorporating ballistic hard armor plates. Both types of armor are manufactured using multiple layers of an aramid or polyethylene ballistic fabric, stitched for integrity, covered and finally enclosed in an outer carrier. The Company's lines of ballistic protective vests each provide varying degrees of protection and are certified under federal guidelines established by the National Institute of Justice (the "NIJ"). All of the Company's body armor products sold in the United States are certified under the NIJ's Body Armor Standard 0101.03.

      The Company's concealable vests are contoured to closely fit the user's body shape. Most of the Company's concealable vests are sold with a shock plate, which is an insert designed to improve the protection of vital organs against sharp instrument attack and to provide enhanced blunt trauma protection. These vests may be supplemented with additional armor plates made of metal, ceramic or Comspec(TM), to withstand increased ballistic threat levels than the vest is otherwise designed to deter.


      The Company's tactical vests are designed to give maximum all around protection and incorporate additional coverage around the neck, shoulders and kidneys than that provided by the Company's concealable vests. A groin protector is often supplied as an accessory. These vests usually contain pockets to incorporate panels constructed from small high-alumina ceramic tiles or pressed polycarbonate Comspec(TM), which provides additional protection against rifle fire. The Company's tactical vests are offered in a variety of styles, including tactical assault vests, tactical police jackets, floatation vests, high-coverage armor and flak jackets, each of which is manufactured to protect against varying degrees of ballistic threats.

Sharp Instrument Penetration Armor

      The Company manufactures knife resistant vests designed primarily for use by personnel in correctional facilities and other law enforcement employees who are exposed to threats from sharp instruments. These vests are constructed using an aramid ballistic fiber and titanium foil and are available in both concealable and tactical versions. In addition, these vests can be combined with ballistic armor configurations to provide combined ballistic resistant and sharp instrument penetration resistant protection.

Explosive Ordnance Disposal Equipment ("EOD")

      The Company manufactures and distributes a wide range of EOD disposal and handling equipment as well as distributing EOD detection equipment manufactured by a third party. This equipment includes bomb disposal suits, which are primarily constructed of an aramid ballistic fabric covered by a Nomex(R) brand fire-retardant cover. These suits cover the user's entire body (except hands) and include a fitted helmet that provides protection and communication capabilities. Other EOD equipment manufactured by the Company includes bomb protection blankets and letter bomb suppression pouches.

Hard Armor and Shields


      The Company manufactures a variety of hard armor and ballistic shields, which are manufactured using aramid ballistic fibers, polyethylene ballistic material, ballistic steel, ceramic tiles, ballistic glass or a combination of any one or more of these materials. These products include tactical face masks and helmets, Comspec(TM) shields, barrier shields and blankets as well as upgrade armor plates. Upgrade armor plates are designed to fit into pockets available on most of the Company's tactical vests. When used in conjunction with the ballistic vests, these plates provide additional ballistic protection against increased ballistic threats, including assault rifle ballistic protection.



Other Armor-Related Products




      Other specialty products manufactured by the Company include armored press vests, executive vests, raincoats and fireman turnout coats designed to provide various levels of ballistic protection. The Company also designs and manufactures specialty armor applications for vehicles and aircraft. Such applications include the manufacture of customized armored cars. The Company also custom manufactures patented, lightweight and removable, soft armor panels for aircraft of any dimension or configuration. In addition, the Company designs and manufactures armor used in stationary protection applications. Such armor can be custom designed for each individual application or provided as a "kit" that can be installed on-site anywhere in the world.



Less-than-Lethal Products


      The Company manufactures four distinct categories of less-than-lethal and anti-riot products. These categories are aerosol sprays, chemical agents, specialty impact munitions, and distraction devices.

Aerosol Sprays

      The Company manufactures several sizes of aerosol sprays containing the active ingredient oleoresin capsicum. The formulation used is patented and carries the trademark name of First Defense(R). The products range from small "key-ring" and hand-held units available for both civilian and law enforcement use, to large volume canisters for crowd and riot control, which is not available to the general public.

Chemical Agents

      The Company manufactures chemical agents containing tear producing active ingredients available for use only by authorized public safety agencies. These agents consist of the traditional tear gases Orthochlorobenzalmalonontirle (CS) and Chloroacetophenone (CN), as well as oleoresin capsicum. These products are packaged in hand-held or launchable grenades, both pyrotechnic and non-pyrotechnic, as well as 37 mm, 40 mm, and 12 gauge munitions. The munitions include barricade rounds, blast dispersions, and pyrotechnic canisters. The Company holds a patented design covering two of its non-pyrotechnic grenades.

Specialty Impact Munitions

      The Company manufactures a wide range of munitions also referred to as Kinetic Energy Rounds. These munitions can be fired from standard 12 gauge shotguns, 37 mm gas guns, and 40 mm launchers. These products are used for individual target acquisitions or multiple target acquisitions, as in riot and crowd control situations. The products range from single projectiles such as bean bags, rubber balls, wood batons, and rubber sabots, to products containing multiple projectiles. The multiple projectile products include rounds containing several rubber pellets or rubber balls, to foam and wood batons. All of these munitions are designed to be used in a less-than-lethal approach, where it is not necessary to use deadly force.

Distraction Devices

      The Company manufactures a patented device that is used for dynamic entries by specially trained forces where it is necessary to draw the attention of individuals away from an entry area. This trademark product is referred to as a Distraction Device(R), which emits a loud bang and brilliant flash of light.

Narcotic Identification Products

      The Company packages, mixes and distributes portable narcotic identification kits used for the identification of narcotic substances by law enforcement agencies.

Other Products

      The Company has the exclusive rights in the United States to distribute Gallet(R) helmets, protective ballistic helmets used by law enforcement agencies and military services. The Company also has the non-exclusive rights to distribute Scanna(R) letter bomb and Madis(R) car bomb detectors and the exclusive rights to distribute the Flex-Cuf restraint, a patented restraint manufactured by Thomas & Betts. The Company manufactures and distributes other specialty products including: gas guns, gas pistols, gun locks, specimen collection kits, evidence collection kits and tamper guard evidence tape. In addition, the Company also distributes certain items manufactured by others such as gas masks, batons and holsters.


Manufacturing


      The Company manufactures substantially all of its bullet, bomb and projectile resistant garments and other ballistic protection devices. The Company also manufactures virtually all of its less-than-lethal products, other than piece parts which are assembled and used in finished goods. In addition, the Company packages, mixes and distributes its portable narcotic identification kits.



      The Company's manufacturing processes and techniques are in accordance with guidelines established by various regulatory agencies, and the Company believes it is currently in compliance with all applicable material environmental regulations.



Research and Development

      The Company continually develops new armor-related products to meet the demands of the marketplace. Customer needs, including specific use requirements and cost, drive the development process. The Company's product development process involves combining state-of-the-art ballistic fibers, cover materials and unique weaves with improved design and manufacturing processes to produce competitively priced products which provide the maximum comfort at the lowest possible weight, while meeting the customer's ballistic threat requirements. During the fiscal year ended December 31, 1995, the Company had expenditures related to new product development and testing of $444,118, as compared with $263,596 during the fiscal year ended December 31, 1994.

      The Company is also committed to research and development of less-than-lethal products. The combination of end user feedback and tactical use applications enhance the development process. The Company's research combines current technology in evaluating its products as well as utilizing quality manufacturing processes that underscore product safety and reliability. During 1995, DTCoA added over 15 newly developed items to its product line. In addition, the Company is constantly looking for ways to improve its current product lines as well as manufacturing techniques. Over the last two years, DTCoA has invested over $350,000 in product development and testing.

Raw Materials, Sources and Availability


      The primary raw materials used by the Company in manufacturing ballistic resistant garments are aramid ballistic fibers and polyethylene ballistic materials, including Kevlar(R), Twaron(R) and SpectraShield(R). The Company purchases cloth woven out of aramid yarn from a number of independent weaving companies. The Company has begun to use SpectraShield(R) as a new, alternative ballistic-resistant fabric to reduce its dependence on Kevlar(R). SpectraShield(R) has been used in combination with Kevlar(R) in approximately 20% of all vests sold by the Company. SpectraShield(R) is not, however expected to become a complete substitute for Kevlar(R) in the near future due to the fabric's physical characteristics. In the opinion of management, the Company enjoys a good relationship with its suppliers and would not experience significant delays in the delivery of its products if Kevlar(R) cloth or any other raw material from any one of the mills the Company does business with were to become unavailable. Kevlar(R), the Company's most important raw material, is not a scarce resource and there are adequate supplies of Kevlar(R) to meet the Company's needs. If, however, for any reason, the Company were unable to obtain Kevlar(R), the Company would be required to utilize other fabrics, which although readily available, may require the Company to modify the specifications of its products. Until the Company selected an alternative fabric and such specifications were modified, its operations could be severely curtailed and the Company's financial condition and operations could be adversely affected.



      The raw materials used in the production of chemical agents are supplied by several sources. The raw chemicals used in the production of CS tear gas are obtained readily with the exception of Malononitrile. It is the understanding of the Company that this material is limited in sources, and until an alternate source could be located, the production of CS tear gas could be severely curtailed. The remainder of the chemicals and piece parts used by the Company for chemical agents are readily available from other suppliers.


      The Company purchases other raw materials used in the manufacture of its various products from a variety of sources. The Company believes additional sources of supply of these materials are readily available. The Company also owns several molds which are used throughout the less-than-lethal product line.

Customers


      The Company's products are sold nationally and internationally, primarily to law enforcement agencies and military and correctional services. Sales to domestic law enforcement agencies, including police departments, state correctional facilities, highway patrols and sheriffs' departments, comprise the largest portion of the Company's business. Sales to the United States federal law enforcement and military branches, including federal correctional facilities, also comprise a significant portion of the Company's business. Sales to international customers are made primarily to military and law enforcement agencies. International sales are primarily made on terms requiring the Company to receive payment in advance of shipment or payment through a letter of credit confirmed by a major United States bank. All sales are made under terms requiring payment in United States currency. During 1995, the Company had no sales to individual customers which exceeded 10% of total sales. See "Risk Factors-Concentration of Business Activities; Reliance Upon Governmental Spending-International Sales."


Marketing and Distribution


      The Company's distribution network consists of independent domestic distributors and independent international agents, who in turn resell the products to the end user. In certain rare situations, the Company sells directly to end users. The Company has many independent domestic distributor locations as well as many independent international agent representatives.

      The Company employs regional sales managers who are responsible for marketing the Company's products to domestic distributors and law enforcement agencies in the United States. These regional sales managers are responsible for calling upon the individuals within the distributor organization or agency who are responsible for making purchasing decisions in order to provide product demonstrations and information, including specifications, concerning the Company's products. These regional sales managers employed by the Company are compensated on a salary plus commission basis with commission amounts subject to review based upon the profitability of the contract. The Company also employs the services of agents in various other countries to support international sales.

      The Company's primary marketing emphasis is on the development of relationships with key distributors and agents in order to improve the quality of the distribution network. In conjunction with this effort, the Company may work on joint marketing efforts with distributors for special promotions and direct mailings. The Company's national advertising is generally targeted toward increased name recognition and new product introduction, primarily for domestic law enforcement agencies. This form of advertising consists of advertisements in law enforcement trade magazines and attendance at trade shows. During the fiscal years ended December 31, 1995 and 1994, advertising and marketing expenditures were approximately $240,000 and $200,000, respectively.

      The Company has a comprehensive Training Division to support the necessary education of its customer base in the proper use of its various product lines. The Company also contractually employs police officers for technical support and as instructors.

      The Company is involved with and supports several significant law enforcement associations, including the National Tactical Officer's Association, the International Law Enforcement Firearms Instructors, the American Society of Law Enforcement Trainers, and the International Association of Chiefs of Police.

Backlog

      The Company's backlog of orders consists of orders received but not yet manufactured. In the case of orders from new customers or international customers, such backlog includes only orders where management believes an acceptable assurance of payment has been received. Such assurance is normally in the form of a substantial prepayment prior to placing the order into production along with payment of the remaining balance prior to shipment, or a confirmed letter of credit or other acceptable form of bank guarantee of payment.


      As of December 31, 1995, the Company had an estimated backlog of $3,058,000, as compared to $1,205,000 as of December 31, 1994. As of September 28, 1996, the Company had a backlog of orders of approximately $2,126,000. Management believes that a backlog of approximately four weeks production provides for reasonable production scheduling. The Company may reduce or increase production in the future as a result of changes in the level or mix of backlog.

Government and Industry Regulations and Standards


      The bullet, sharp instrument penetration and bomb resistant garments and accessories manufactured and sold by the Company are not currently subject to government regulations. However, law enforcement agencies and the military publish invitations for bidding which specify certain standards of performance which bidders' products must meet. The NIJ, under the auspices of the United States Department of Justice, has issued a voluntary ballistic standard (NIJ 0101.03) for bullet resistant vests. The Company regularly submits its vests to independent laboratories for ballistic testing under this voluntary ballistic standard. See "Risk Factors-Product Liability."



      The Company's products utilize different "applications" or combinations of material to produce equipment which provides protection against fragments or gunshots fired from a variety of firearms at each "Threat Level," as defined by the NIJ's Standard 0101.03 ("Threat Levels"). The NIJ conducts a series of tests designed to verify that armor used by domestic law enforcement officers meets a designated standard of protection.


      Threat Levels are defined in recognition of the trade-off between protection and wearability. The weight and bulk of body armor are generally proportioned to the protection it provides. The Threat Level protection that a police officer will desire in a vest is determined by the types of threats he will face on the streets, including the officer's own weapon, should it be used against the officer. As criminals continue to use heavier weapons, officers will require protection at a higher Threat Level. The Company believes that police department or other purchasers will seek vests that provide an adequate level of protection without being so heavy and uncomfortable that the user is discouraged from wearing it.

      The Company's management believes that it has created a competitive advantage in "wearability." Wearability tests conducted by the Company have convinced management that the Company's vests are more comfortable to wear, fit better and can be worn for longer periods of time than similar products from competitors. Management believes that the Company's products offer higher protection at lower weight and bulk. The Company also offers designs that provide greater vital-area coverage than other equipment on the market. The Company custom manufactures each vest to specific measurements of individual wearers. At least seven different body measurements are taken, after which the basic design is then further modified by weight, height and sex of the prospective wearer.

      The less-than-lethal product area of the Company operates and manufactures subject to the regulation of several regulatory agencies. Within the State of Wyoming, the Company operates under the guidelines of the Wyoming Department of Employment Workers' Safety and Compensation Division. The Company has enrolled in an Employer Voluntary Technical Assistance Program (EVTAP), which monitors the manufacturing processes to ensure that the Company is free of any adverse work conditions. Currently, the Company is in good standing within the EVTAP program. Also within the State of Wyoming, the Company adheres to the guidelines for emissions as regulated by the Wyoming Department of Environmental Quality.

      The less-than-lethal product area of the Company is also regulated by the Bureau of Alcohol, Tobacco, and Firearms because the Company manufactures Destructive Devices and because it uses ethyl alcohol in the formulation of First Defense(R). The Company also ships hazardous goods, and in doing so, is subject to the regulations of the Department of Transportation for packaging and labeling.

Patent Protection and Proprietary Information


      The Company relies on trade secrets, proprietary know-how and continuing technological innovation (collectively, "Proprietary Information") to develop and maintain its competitive position. There can be no assurance that the Company's reliance on its Proprietary Information will protect the Company from competing technology or that, insofar as it relies on trade secrets and unpatented know-how, others will not independently develop similar technology or secrecy will not be breached. See "Risk Factors-Patent Protection and Proprietary Information."


Competition


      The Company's business across its product lines is highly competitive. In the United States law enforcement, government, military and correctional markets, the Company has several competitors. The Company believes that the principal elements of competition are price and quality. The Company believes that its products are priced competitively and that the quality of its products is competitive with products manufactured by other companies having similar capabilities. In the international market, the Company's competition consists primarily of its larger American competitors as well as certain international companies and, depending upon the market, smaller local manufacturers. In certain international markets, the Company's ability to be competitive is adversely affected by import duties imposed on its products. See "Risk Factors-Competition/Technical Obsolescence."


Employees


      As of October 28, 1996, the Company had approximately 188 employees, approximately six of whom were executive officers of the Company. Of the remaining employees, approximately nine were office personnel, approximately 150 were employed in manufacturing, quality assurance, research and development, purchasing, shipping and warehousing and approximately 20 were sales personnel. As of December 31, 1995, the total number of employees of the Company was approximately 131. The increase of employees was due primarily to the acquisition of NIK Public Safety and DTCoA.



Possible Future Acquisitions and Investments

      The Company intends to diversify and expand its business operations through the possible acquisition of one or more operating companies, which may or may not be related to its current businesses, and is actively seeking to acquire additional operating companies or interests therein. In furtherance of this strategy, the Company may consider a public offering of its shares or an acquisition or merger with a company that has a public trading market for its securities. Other than the NIK Acquisition and the DTCoA Acquisition, the

Company has no specific plans, arrangements, understandings or commitments with respect to any such acquisition at the present time, and it is uncertain as to when or if any acquisition will be made. See "Risk Factors-Rapid Growth Through Acquisitions."


Liquidity and Capital Resources




      The Company's principal sources of working capital during the fiscal year ended December 31, 1995 were bank borrowings from LaSalle and trade credit. As of May 1, 1996, the Company reduced its credit facility with LaSalle to a zero balance. Effective June 30, 1996, the financing agreement with LaSalle expired and was not renewed. The Company has a commitment letter dated October 3, 1996 from Barnett Bank for making available to the Company a revolving credit facility of up to $10,000,000 for working capital purposes. As of October 28, 1996, the Company is engaged in discussions with Barnett Bank regarding the terms of such loan facility. It is currently contemplated that the loan facility will be secured by the Company's and its subsidiaries' inventory and accounts receivable and guaranteed by the Company's subsidiaries.



      On April 30, 1996, the Company completed a private placement of the Notes pursuant to which $11,500,000 aggregate principal amount of Notes were sold by the Company under the Convertible Subordinated Note Purchase Agreement. The following description of the Note offering, the Convertible Subordinated Note Purchase Agreement and the Notes is not intended to be complete and is qualified in its entirety by the complete texts of the form of Convertible Subordinated Note Purchase Agreement and the form of Note.


      The Notes bear interest at 5% per annum, mature on April 30, 2001, and are subordinated to all existing and future Senior Indebtedness of the Company, as defined and as more fully set forth in the Convertible Subordinated Note Purchase Agreement. In addition, the Notes may be convertible into shares of Common Stock of the Company at the option of the holder thereof at any time prior to the maturity date at a conversion price of $5.00 per share, subject to adjustment as set forth in the Convertible Subordinated Note Purchase Agreement. The Shares being registered hereunder include the shares underlying the Notes.

      The Company may redeem the Notes at par at any time two years after issuance, or at any time after their issuance if the closing price of the Common Stock exceeds $7.50 per share for ten consecutive trading days and the shares of Common Stock underlying the Notes have been registered under the Securities Act. In the event the Company elects to redeem the Notes, the Holders of the Notes will have the option to convert the Notes into shares of the Company's Common Stock at a conversion price of $5.00 per share prior to such redemption, subject to adjustment as set forth in the Convertible Subordinated Note Purchase Agreement.


Personal Liability and Indemnification of Directors and Officers

      The Company's Charter includes provisions that limit the liability of the Company's directors. The Delaware General Corporation (the "DGCL") permits a Delaware corporation to include in its certificate of incorporation a provision which eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director; provided, however, that no such provision may eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for declaration of unlawful dividends or illegal redemptions or stock repurchases; or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Charter includes such a provision. Under the DGCL, a director or officer may, in general, be indemnified by the corporation if he or she has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. No indemnification is permitted if the person is adjudged liable to the corporation in a derivative suit unless the court determines that indemnification would be appropriate.



      The Company has obtained directors' and officers' insurance for the Company's directors and officers. In cases of large damage awards and nonexistent or inadequate insurance, the indemnification provisions contained in the Company's Charter may require the Company to make payments to its officers and directors sufficiently large to impair the Company's financial condition or a stockholder's investment and/or reduce stockholder's equity.


      Insofar as indemnification for liabilities arising under the Securities

Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  PROPERTIES


      The Company occupies a 50,000 square foot office, sales, manufacturing and warehouse facility in Nassau County, Florida (the "Yulee Facility"). The Yulee Facility has been utilized as the Company's primary manufacturing facility and headquarters since 1987. As a result of a sale leaseback transaction, the Company has leased this facility since July 1989. The Company's current lease is for a six year term ending April 30, 1999, at an annual base rental of $110,000 (plus annual inflationary escalations). The lease provides the Company with options to extend the lease for two additional five year terms at prevailing market rental rates; however, to the extent the Company makes certain improvements to the facility, the Company may elect to extend the lease at the present rental rate. In addition, the lease requires the Company to pay all utilities and maintenance expenses incurred in connection with the premises, as well as all real estate taxes, insurance, water and sewer charges. The Company believes that it has adequate insurance coverage for this property and its contents.

      The Company presently intends to relocate its operations to the Jacksonville, International Tradeport, located in Jacksonville, Florida, on or about April 1997. The Company plans to build a 70,000 square foot facility, with the ability to expand to 142,000 square feet. The new facility will be utilized as the Company's primary manufacturing and distribution center, as well as its corporate headquarters. The Company plans to sublease the Yulee Facility until the expiration of the current lease on April 30, 1999.

      To help defray the approximately $3,500,000 cost of construction and the purchase of new equipment, the City of Jacksonville is negotiating a $651,350 federal loan for the Company. Under such loan, the incremental tax revenues generated by the project will be used to repay the loan. The loan requires the approval of the Jacksonville International Airport Community Redevelopment Authority and the Jacksonville City Council. To qualify for the loan, the

Company has pledged that 51% of the new jobs generated over a specified period of time will be held by low- to moderate-income employees.

      The Company's less-than-lethal operations currently occupy four locations in Casper, Wyoming consisting of over 60 acres and seven buildings with a combined square footage of 61,686. The Company has five buildings with 29,811 square feet of manufacturing and 25,200 square feet of storage/warehousing within two buildings. The remaining 6,675 square feet is office space. Of these four properties, two are owned by the Company. The third property occupied by the Company is encumbered by a $144,000 mortgage carrying interest at a rate of 9% on the outstanding principal amount. The Company is required to make repayments of principal and interest amortized over a period of 20 years, with a balloon payment due on May 1, 1997, at which time the balance of the unpaid principal and interest are due in full. As of October 28, 1996, principal in the amount of approximately $130,000 remained to be paid on the mortgage. The fourth property occupied by the Company consists of two buildings, of which one is owned by and the other leased by the Company. The real property upon which these two buildings are situated is also leased. The leased building and the real property carry an annual rental of $26,400. The Company holds an option to purchase the leased building and real property at this location at an exercise price of $350,000. The option must be exercised on or before December 31, 1996. The Company believes that it has adequate insurance coverage for all of its Wyoming properties.

                             PLAN OF DISTRIBUTION


      The sale of the Shares by the Selling Stockholders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Stockholders) on the American Stock Exchange or on such other market as the Company's Common Stock may then be trading, in negotiated transactions, a combination of such methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.



      Selling Stockholders may effect such transactions by selling their Shares of Common Stock directly to purchasers, through broker-dealers acting as agents for the Selling Stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the Shares from time to time on the American Stock Exchange or on such other market as the Company's Common Stock may then be trading, in negotiated transactions, or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).




      The Selling Stockholders and broker-dealers, if any, acting in connection with such sale might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.



      The Selling Stockholders, other than KFH, David Ehrlich, Julie Ehrlich, S.T. Investors Fund, LLC, Anastassia Sokolow, Dimitri Sokolow, Lydia Sokolow and Marie Sokolow, entered into the Convertible Subordinated Note Purchase Agreement with the Company, which provides for the registration of the shares of Common Stock under the Securities Act and the blue sky laws of the several states. Pursuant to the Convertible Subordinated Note Purchase Agreement, the Company is required to bear the cost of such registration and indemnify, among others, the Selling Stockholders against certain liabilities, including those under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted pursuant to the above-described agreements or otherwise to directors, officers and controlling persons of the Company, the Company has been advised that, in the opinion of the SEC, such indemnification is against public policy expressed in the Securities Act and is therefore unenforceable.


                                  LEGAL MATTERS

      The validity of the securities offered hereby has been passed upon for the Company by Kane Kessler, P.C., 1350 Avenue of the Americas, New York, New York 10019.

                                     EXPERTS

      The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


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

                            ADDITIONAL INFORMATION


      The Company has filed with the Securities and Exchange Commission (the "SEC") Washington, D.C., its Registration Statement No. 333-8533 under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement and the exhibits thereto. For further information with respect to the Company and the Shares offered hereby, reference is made to such Registration Statement and exhibits, which may be obtained from the SEC at its principal office in Washington, D.C., upon payment of charges prescribed by the SEC. Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified all respects by such reference.


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